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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

   Visconti              Gerald                   J., Jr.
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   (Last)               (First)                 (Middle)

  222 Clematis Street, Suite 207
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(Street)

    West Palm Beach                  FL                          33401
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


   10/27/98
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Sforza Enterprises Inc. (SFZAU)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [ X ]   Other (specify below)


                                   President
      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------

   Common Stock                           51,961                      D
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====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                  Page 1 of  3
                                            ---

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock Options
     (right to buy)1     11/01/99    11/01/08       Common Stock           20,000          $ 4.4375           D
------------------------------------------------------------------------------------------------------------------------------------

  Common Stock Options
     (right to buy)2      (3)        11/01/08       Common Stock           30,000          $ 2.50             D
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

     See attached addendum







/s/Gerald J. Visconti, Jr.                                  December 1, 1999
---------------------------------------------            -----------------------
   Gerald J. Visconti, Jr.






** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.


                                  Page 2 of 3
                                           ---

                            GERALD J. VISCONTI, JR.
                               ADDENDUM TO FORM 3


(1) The reported securities were granted to the Reporting Person as incentive stock options in accordance with his Employment Agreement dated October 27, 1998, and pursuant to the Company's Equity Incentive Plan.

(2) The reported securities were granted to the Reporting Person as non-qualified stock options in accordance with his Employment Agreement dated October 27, 1998, and pursuant to the Option to Purchase Common Stock of Sforza Enterprises, Inc.

(3) The Reporting Person, according to the terms of the Employment Agreement excuted on October 27, 1998, may exercise one-half (15,000) of the options commencing October 27, 1999, and may exercise the remaining (15,000) options commencing October 27, 2000.